ANNEX A

General Partners, Control Persons, Directors and Executive Officers of Certain Reporting Persons

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of organization of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Converium

Name	Title or Relationship with Converium	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Aaron Stern	Director; Managing Partner and Chief Investment Officer; Controlling Person	Investment Management	Canada	(1)
Michael Rapps	Director; Managing Partner and Head of Engagement Strategies	Investment Management	Canada	(1)
Elliot Ruda	Director; Partner and Head of Trading	Investment Management	United States of America	(2)
Jason Crelinsten	Chief Operating Officer, General Counsel, and Chief Compliance Officer	Investment Management	Canada	(1)
Andrew Sedia	Chief Financial Officer	Investment Management	United States of America	(2)

(1)	c/o Converium Capital Inc., 1250, boul. René-Lévesque Ouest, Suite 4030, Montreal, Quebec H3B 4W8.
(2)	c/o Converium Capital (USA) Inc., 650 Fifth Avenue, Suite 2520, New York, NY, 10019.